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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Name of Issuer)

Ordinary shares of nominal value of €0.50 per share

(Title and Class of Securities)

1912EP104 (CUSIP Number)

January 12, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SEC 1745(12-02)

CUSIP No. 1912EP104	13G	Page 2 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person Kar-Tess Holding S.A. None
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 128,613,355 7 Sole Dispositive Power 0 8 Shared Dispositive Power 128,613,355

9	Aggregate Amount Beneficially Owned by Each Reporting Person 128,613,355
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 53.4%
12	Type of Reporting Person CO

CUSIP No. 1912EP104	13G	Page 3 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person Boval S.A. None
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 128,613,355 7 Sole Dispositive Power 0 8 Shared Dispositive Power 128,613,355

9	Aggregate Amount Beneficially Owned by Each Reporting Person 128,613,355
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 53.4%
12	Type of Reporting Person CO

CUSIP No. 1912EP104	13G	Page 4 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person Severine Ltd. None
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 71,871,969 7 Sole Dispositive Power 0 8 Shared Dispositive Power 71,871,969

9	Aggregate Amount Beneficially Owned by Each Reporting Person 71,871,969
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 29.9%
12	Type of Reporting Person CO

CUSIP No. 1912EP104	13G	Page 5 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person George A. David Not Applicable
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 128,613,355 7 Sole Dispositive Power 0 8 Shared Dispositive Power 128,613,355

9	Aggregate Amount Beneficially Owned by Each Reporting Person 128,613,355
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 53.4%
12	Type of Reporting Person IN

CUSIP No. 1912EP104	13G	Page 6 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person Anastasios P. Leventis Not Applicable
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 128,613,355 7 Sole Dispositive Power 0 8 Shared Dispositive Power 128,613,355

9	Aggregate Amount Beneficially Owned by Each Reporting Person 128,613,355
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 53.4%
12	Type of Reporting Person IN

CUSIP No. 1912EP104	13G	Page 7 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person Haralambos K. Leventis Not Applicable
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 128,613,355 7 Sole Dispositive Power 0 8 Shared Dispositive Power 128,613,355

9	Aggregate Amount Beneficially Owned by Each Reporting Person 128,613,355
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 53.4%
12	Type of Reporting Person IN

CUSIP No. 1912EP104	13G	Page 8 of 13 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person Leonidas Ioannou None
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 3,199,053 6 Shared Voting Power 7 Sole Dispositive Power 0 8 Shared Dispositive Power 3,199,053

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,199,053
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 1.3%
12	Type of Reporting Person IN

CUSIP No. 1912EP104	13G	Page 9 of 13 Pages

Item 1	(a).	Name of Issuer:

Coca-Cola Hellenic Bottling Company S.A. (“CCHBC”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

9 Fragoklissias Street 151 25 Maroussi Athens, Greece

Item 2	(a).	Name of Person(s) Filing:

This Amended Schedule 13G is filed on behalf of Kar-Tess Holding S.A., Boval S.A., Severine Ltd., Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Leonidas Ioannou (collectively, the “Reporting Persons”) with respect to ordinary shares issued by the Coca-Cola Hellenic Bottling Co. (“CCHBC Shares”). Of the Reporting Persons, Kar-Tess Holding S.A., Boval S.A., Severine Ltd. and Mr. Leonidas Ioannou directly own CCHBC Shares. In addition, all of the Reporting Persons, with the exception of Severine Ltd. and Mr. Leonidas Ioannou, along with The Coca-Cola Export Corporation, Barlan Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd, and Refreshment Product Services, Inc. (the “Coca-Cola Company Entities”) may be deemed as a group to have beneficial ownership of CCHBC Shares as a result of the Kar-Tess Holding S.A. and Boval S.A. (the “Kar Tess Group”) and the Coca-Cola Companies Entities being signatories to the Shareholders Agreement, dated November 3, 1999, as amended (the “Shareholders Agreement”), a copy of which is attached as Exhibit 3.1, and the first amendment thereto, dated March 3, 2000, which is attached as Exhibit 3.2, to the Form 20-F filed by CCHBC with the U.S. Securities and Exchange Commission (“SEC”) on September 30, 2002, and declared effective with the SEC on October 8, 2002 and the second amendment thereto, dated August 7, 2003, which is attached as Exhibit 9.3 to the Registration Statement on Form F-4, filed by CCHBC and Coca-Cola HBC Finance B.V. with the SEC on November 13, 2003 and declared effective with the SEC on December 19, 2003.

The Shareholders Agreement includes, among other things, the following restrictions on the Kar-Tess Group and the Coca-Cola Company Entities:

Restrictions on Transfer

The Shareholders Agreement prohibits any sale of CCHBC Shares owned by the Kar-Tess Group or the Coca-Cola Company Entities if, as a result of such sale, the combined shareholdings of the Kar-Tess Group and the Coca-Cola Company Entities would not exceed 50% of the outstanding shares of CCHBC. However, the Kar-Tess Group and the Coca-Cola Company Entities have also agreed to negotiate in good faith an agreement that allows the transfer of CCHBC Shares below this minimum threshold provided that they continue to jointly control CCHBC.

Composition of CCHBC Board of Directors

The Kar-Tess Group and the Coca-Cola Company Entities agreed in the Shareholders Agreement that the initial composition of the board of directors of CCHBC would be ten directors comprising:

• two directors designated by the Coca-Cola Company Entities;

-		• four directors designated by the Kar-Tess Group; and

• the remaining directors jointly designated by the Kar-Tess Group and the Coca-Cola Company Entities.

The Kar-Tess Group and the Coca-Cola Company Entities have also agreed to cast the votes attaching to their CCHBC Shares so that each other’s nominees are elected to the CCHBC board of directors and, in the event that there are more or less than ten directors on the CCHBC board, so that the Kar-Tess Group and the Coca-Cola Company Entities maintain their respective proportional representation on the CCHBC board of directors.

Decisions of the CCHBC Board of Directors

The Kar-Tess Group and the Coca-Cola Company Entities have agreed to seek to convene an extraordinary general meeting of the CCHBC shareholders to replace the CCHBC board of directors in the event a resolution is passed by the CCHBC board of directors in circumstances where a representative director of either the Kar-Tess Group or the Coca-Cola Company Entities has voted against such resolution to:

• engage in any business other than the bottling of beverages;

• incur any indebtedness, including in the form of guarantees, or approve capital expenditures in excess of $10 million;

• enter into any arrangements providing for payments or other consideration in excess of $10 million;

•     sell, lease, exchange, transfer or otherwise dispose of all or substantially all of the CCHBC assets or sell the majority of the value of the CCHBC assets, if not in the ordinary course of business, unless such sale is in connection with a sale-leaseback transfer;

• appoint the top executive (managing director) of CCHBC; or

• approve the CCHBC annual budget and annual business plan.

Shareholder Approvals

The Kar-Tess Group and the Coca-Cola Company Entities have agreed to consult before every vote, and to vote against any proposal where either of them has indicated its intention to reject such proposal, on any of the following matters:

• a modification of the CCHBC articles of association;

• any increase or decrease of the CCHBC share capital;

• the merger or consolidation of CCHBC with or into another company;

• the liquidation or dissolution of CCHBC; or

• the general assignment for the benefit of creditors of, or the appointment of a custodian, receiver or trustee for, any part of the CCHBC assets.

The Kar-Tess Group and the Coca-Cola Company Entities also entered into a supplemental agreement on March 3, 2000, a copy of which is attached as Exhibit 3.2 to the Form 20-F filed by CCHBC with the SEC, providing that, notwithstanding the termination of the Shareholders Agreement, for so long as any of the Kar-Tess Group or the Coca-Cola Company Entities is a shareholder in CCHBC, each of the Kar-Tess Group and the Coca-Cola Company Entities will vote their CCHBC Shares against any proposal to liquidate or dissolve CCHBC unless they have separately agreed to the contrary.

On August 7, 2003, the Kar-Tess Group and the Coca-Cola Entities entered into a second supplemental agreement, a copy of which is attached as Exhibit 9.3 to the Registration Statement on Form F-4, filed by CCHBC and Coca-Cola HBC Finance B.V. with the SEC, which amended the Shareholders’ Agreement to provide that the Kar-Tess Group will give the Coca-Cola Entities ten days prior notice of any proposed acquisition of CCHBC Shares, and that the Coca-Cola Entities will give the Kar-Tess Group ten days prior notice of any proposed acquisition of CCHBC Shares. The Shareholders Agreement was further amended to provide that, in the event of a tied vote of the Board of Directors of CCHBC, the Chairman of the Board of Directors of CCHBC shall have the deciding vote.

Termination

Neither the Kar-Tess Group nor the Coca-Cola Entities may unilaterally terminate the Shareholders Agreement prior to August 2008. After August 2008, the Shareholders Agreement will remain in force unless terminated by either the Kar-Tess Group or the Coca-Cola Company Entities on three months’ written notice.

Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Leonidas Iaonnou each expressly disclaim any beneficial ownership interest in CCHBC Shares owned by Kar-Tess Holding S.A., Boval, S.A. or Severine Ltd., and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of CCHBC Shares owned by Kar-Tess Holding S.A., Boval, S.A or Severine Ltd. The Reporting Persons each also expressly disclaim any beneficial ownership interest in CCHBC Shares owned by the Coca-Cola Company Entities and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of the CCHBC Shares owned by the Coca-Cola Company Entities.

Item 2	(b).	Address of Principal Business Office:

The principal business office of Kar-Tess Holding S.A. is 21, Boulevard de la Pétrusse, Boite Postale 436, L-2014 Luxembourg. The principal business office of Boval S.A., is 21, Boulevard de la Pétrusse, Boite Postale 436, L-2014 Luxembourg. The principal business office of Severine Ltd. is Trust House, 112 Bonadie Street, Kingstown, St. Vincent. The principal business office of George A. David is 9 Fragoklissias Str., 15 125 Maroussi, Athens, Greece. The principal business office of Anastasios P. Leventis is West Africa House, Hanger Lane, W5 3QR Ealing, London, England. The principal business office of Haralambos K. Leventis is West Africa House, Hanger Lane, W5 3QR Ealing, London, England. The principal business office of Leonidas Ioannou is 9 Fragoklissias Str., 15 125 Maroussi, Athens, Greece.

Item 2	(c).	Citizenship:

Kar-Tess S.A. – Luxembourg

Boval S.A. – Luxembourg

Severine Ltd. – Luxembourg

George A. David – United Kingdom

Anastasios P. Leventis – United Kingdom

Haralambos K. Leventis – United Kingdom

Leonidas Ioannou – Cyprus

Item 2	(d).	Title of Class of Securities:

Ordinary shares of nominal value of €0.50 per share. CCHBC ordinary shares are traded in the United States in the form of American Depositary Shares (“ADSs”). Each ADS represents one ordinary share. The ADSs are evidenced by American Depositary Receipts, which are traded on The New York Stock Exchange.

Item 2	(e).	CCHBC ordinary shares have the following CUSIP Number: 1912EP104.

Item 3		Not applicable.

CUSIP No. 1912EP104	13G	Page 10 of 13 Pages

Item 4	(a).	Amount Beneficially Owned:

As of December 31, 2005, Kar-Tess Holding S.A. may be deemed the beneficial owner of 128,613,355 CCHBC ordinary shares.

As of December 31, 2005, Boval S.A. may be deemed the beneficial owner of 128,613,355 CCHBC ordinary shares.

As of December 31, 2005, Severine Ltd. may be deemed the beneficial owner of 71,871,969 CCHBC ordinary shares.

As of December 31, 2005, George A. David may be deemed the beneficial owner of 128,613,355 CCHBC ordinary shares.

As of December 31, 2005, Anastasios P. Leventis may be deemed the beneficial owner of 128,613,355 CCHBC ordinary shares.

As of December 31, 2005, Haralambos K. Leventis may be deemed the beneficial owner of 128,613,355 CCHBC ordinary shares.

As of December 31, 2005, Leonidas Ioannou may be deemed the beneficial owner of 3,199,053 CCHBC ordinary shares.

Item 4	(b).	Percent of Class:

The Reporting Persons, with the exception of Severine Ltd. and Mr. Leonidas Ioannou, may be deemed to beneficially own approximately 53.4% of the total outstanding number of CCHBC ordinary shares, based on the number of shares outstanding on January 23, 2006. Severine Ltd. may be deemed to beneficially own approximately 29.9% of CCHBC ordinary shares and Mr. Leonidas Ioannou may be deemed to beneficially own approximately 1.3% of the total outstanding number of CCHBC ordinary shares, based on the number of shares outstanding on January 23, 2006.

Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Leonidas Ioannou each expressly disclaim any beneficial ownership interest in CCHBC ordinary shares owned by Kar-Tess Holding S.A., Boval, S.A. or Severine Ltd., and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of CCHBC ordinary shares owned by Kar-Tess Holding S.A., Severine Ltd. or Boval, S.A. The Reporting Persons each also expressly disclaim any beneficial ownership interest in CCHBC ordinary shares owned by the Coca-Cola Company Entities and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of the CCHBC ordinary shares owned by the Coca-Cola Company Entities.

Item 4	(c).	Number of shares as to which Kar-Tess Holding S.A. may be deemed to have:

		(i)	sole power to vote or direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 128,613,355
		(iii)	the sole power to dispose of or to direct the disposition of: 0
		(iv)	shared power to dispose of or to direct the disposition of: 128,613,355

Number of shares as to which Boval S.A. may be deemed to have:

		(i)	sole power to vote or direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 128,613,355
		(iii)	sole power to dispose of or to direct the disposition of: 0
		(iv)	shared power to dispose of or to direct the disposition of: 128,613,355

Number of shares as to which Severine Ltd. may be deemed to have:

		(v)	sole power to vote or direct the vote: 0
		(vi)	shared power to vote or to direct the vote: 71,871,969
		(vii)	sole power to dispose of or to direct the disposition of: 0
shared power to dispose of or to direct the disposition of: 71,871,969

Number of shares as to which George A. David may be deemed to have:

		(i)	sole power to vote or direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 128,613,355
		(iii)	sole power to dispose of or to direct the disposition of: 0
		(iv)	shared power to dispose of or to direct the disposition of: 128,613,355

Number of shares as to which Anastasios P. Leventis may be deemed to have:

		(i)	sole power to vote or direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 128,613,355
		(iii)	sole power to dispose of or to direct the disposition of: 0
		(iv)	shared power to dispose of or to direct the disposition of: 128,613,355

Number of shares as to which Haralambos K. Leventis may be deemed to have:

		(i)	sole power to vote or direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 128,613,355
		(iii)	sole power to dispose of or to direct the disposition of: 0
		(iv)	shared power to dispose of or to direct the disposition of: 128,613,355

Number of shares as to which Leonidas Ioannou has:

		(i)	sole power to vote or direct the vote: 3,199,053
		(ii)	shared power to vote or to direct the vote: 0
		(iii)	sole power to dispose of or to direct the disposition of: 0
		(iv)	shared power to dispose of or to direct the disposition of: 3,199,053

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of CCHBC ordinary shares covered by this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a part of a group of persons, listed on Exhibit 1, jointly holding beneficial ownership of CCHBC ordinary shares. The Reporting Persons are not responsible for the completeness and accuracy of the information concerning the Coca-Cola Company Entities.

Item 9.	Notice of Dissolution of the Group:

Not Applicable.

CUSIP No. 1912EP104	13G	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006	KAR-TESS HOLDING S.A.

	By	George A. David*
	Name:	George A. David
	Title:	Director

Date: February 14, 2006	By	Anastasios P. Leventis*
	Name:	Anastasios P. Leventis
	Title:	Director

Date: February 14, 2006	BOVAL S.A.

	By	P.K. Oesch*
	Name:	P.K. Oesch
	Title:	Director

	By	Ernst Wickihalder*
	Name:	Ernst Wickihalder
	Title:	Director

Date: February 14, 2006	Severine LTD.

	By	Ryan Rudolph*
	Name:	Ryan Rudoph
	Title:	Authorized Secretary

Date: February 14, 2006		Anastasios P. Leventis*
Anastasios P. Leventis

Date: February 14, 2006		Haralambos K. Leventis*
Haralambos K. Leventis

Date: February 14, 2006		/s/ Leonidas Ioannou
Leonidas Ioannou

*Date: February 14, 2006		/s/ Jeremy Downward
Jeremy Downward
Attorney-in-Fact

CUSIP No. 1912EP104	13G	Page 12 of 13 Pages

Exhibit Index

Exhibit 1    List of Group Members provided in response to Item 8 of this Schedule 13G.

CUSIP No. 1912EP104	13G	Page 13 of 13 Pages

Exhibit 1

Group Members

Kar-Tess Holding S.A.

Boval S.A.

Severine Ltd.

The Coca-Cola Export Corporation

Barlan Inc.

Atlantic Industries

Coca-Cola Overseas Parent Ltd

Refreshment Product Services, Inc.

Mr. George A. David

Mr. Haralambos K. Leventis

Mr. Anastasios P. Leventis

Mr. Leonidas Ioannou